May 12, 2015

Dear Old Republic International Corp. Shareowner:

SUPPORT PROPOSAL #5 REQUESTING MAJORITY VOTE FOR DIRECTOR ELECTIONS

We urge shareowners to support Proposal #5 at the Old Republic International Corp. May 22, 2015 annual general meeting. As of record date CalPERS owned approximately 715,483 shares of Old Republic International common stock. As a long-term shareowner of the company we ask that you support our non-binding shareowner proposal asking the Board of Directors to amend the company’s governing documents to provide that director nominees be elected by the affirmative vote of a majority of the votes cast, and a plurality vote standard be retained for contested director elections.

MAJORITY VOTE STANDARD TRENDS

Plurality voting is rapidly being replaced with majority voting in uncontested director elections. Approximately 90% of the companies in the S&P 500 and 70% of the companies in the Russell 1000 have adopted some form of majority voting – an indication of the current direction of good corporate governance.

OLD REPUBLIC’S PLURALITY STANDARD DISENFRANCHISES SHAREOWNERS

CalPERS believes that a plurality voting standard effectively disenfranchises shareowners when directors run unopposed. Under the existing plurality standard, uncontested director nominees can be elected with a single “For” vote because “Withheld” votes have no legal effect. Under our proposed majority voting standard, director candidates in uncontested elections must receive the affirmative vote of a majority of shares represented and voting at a duly held meeting in which a quorum is present.

VOTE FOR PROPOSAL #5 – MAJORITY VOTING FOR DIRECTOR ELECTIONS

We urge you to vote “FOR” proposal #5 asking Old Republic International to take the steps necessary to institute a majority voting standard for the uncontested election of directors in place of the existing plurality standard. Should you have any proposal specific questions please feel free to contact Todd Mattley, CalPERS Investment Officer and Global Head of Proxy Voting at Todd_Mattley@calpers.ca.gov or 916-795-0565.

Sincerely,

Anne Simpson

Senior Portfolio Manager – Investments

Director of Global Governance

PLEASE NOTE: The cost of this solicitation is being borne entirely by CalPERS and is being done through the use of the mail and telephone communication. CalPERS is not asking for your proxy card. For additional information, please contact Garland Associates, Inc. at (561) 366-1165.